MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

SILVERCREST MINES INC.

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and twelve months ended December 31, 2013. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2013 and 2012, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are stated in United States dollars unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is March 21, 2014. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 23 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

HIGHLIGHTS OF FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2013

Financial and Operating Highlights:	Q4 2013	Q4 2012	12 MONTHS 2013	12 MONTHS 2012
Cash flow from operations (1) (3)	$4,608,426	$10,591,964	$26,090,978	$40,080,605
Cash flow from operations (1) (3) per share	$0.04	$0.11	$0.24	$0.44
Cash operating cost per AgEq ounce sold (2) (3)	$7.68	$8.05	$7.78	$7.39
All-in sustaining cash cost per AgEq ounce sold (2) (3)	$12.77	$16.13	$13.05	$12.51
Adjusted earnings per share (3)	$0.01	$0.13	$0.15	$0.33

Revenues	$12,866,617	$18,243,732	$54,893,651	$70,520,085
Net earnings (loss) (4)	$(4,094,410)	$13,616,028	$8,479,263	$30,475,744
Net earnings (loss) per share (4)	$(0.04)	$0.14	$0.08	$0.33

Tonnes mined	654,341	1,226,222	3,829,446	5,733,005
Waste / ore ratio	1.63	3.07	2.56	4.25

Tonnes crushed and loaded on pad	263,097	308,693	1,081,159	1,157,226
Average ore tonnes crushed per day	2,860	3,355	2,962	3,162

Average silver ore grade (gpt) loaded on pad	81.58	59.59	72.90	47.95
Average gold ore grade (gpt) loaded on pad	1.82	1.42	1.61	1.43

Silver ounces produced	228,787	153,863	779,026	579,609
Gold ounces produced	9,218	7,831	31,099	33,004
Silver equivalent ounces produced (2)	796,751	588,948	2,661,979	2,371,755

Silver ounces sold	208,200	171,714	751,633	588,312
Gold ounces sold	8,220	8,444	30,487	34,834
Silver equivalent ounces sold (2)	714,678	640,856	2,595,716	2,477,623
 (1) Cash flow from operations before changes in working capital items.

 (2) Silver equivalent (”AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates for financial reporting.

(3)  These are Non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company's financial results and performance (Refer to NON-IFRS Performance Measures section for calculation details).

(4)  Net loss in the fourth quarter includes a non-cash charge of $5.8 million to deferred income tax expense in relation to the Mexican Tax Reform enacted in December 2013.

HIGHLIGHTS OF FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2013 (continued)

During the fourth quarter of 2013, the Santa Elena mine produced a record 228,787 silver ounces, or almost 50% more than in the same quarter in 2012. Silver production continues to set quarterly records due to improvement in recoveries and higher grade ore loaded on the leach pad. Gold production of 9,218 ounces was 18% above the same quarter in 2012. Current leach cycle lag time on the pad is 30 to 60 days due to increasing pad height. Silver grades continue to increase and gold grades remain consistent with depth. Open pit tonnes and grades have continued to reconcile closely with the resource model and mine plan, and all aspects of operations continue to function well. The internal cutoff grade for open pit ore was maintained at 0.49 g/t AuEq (metal spot prices and applicable metallurgical recoveries) to reflect current metal prices.

2013 was another successful year, and marked SilverCrest’s second full year in commercial production. Santa Elena surpassed production guidance, which was revised upwards during the year, and produced 2.66 million AgEq(1) ounces in 2013. Management focused on maximizing cash flows by reducing costs and increasing productivity where possible to offset the current precious metals prices. Operating cash costs were $7.66 per AgEq(1) ounce, or significantly below guidance of $8.50 per AgEq(1) ounce. Cash flow from operations is positive at current metal prices. Cash and cash equivalents totalled $14.4 million, and working capital was $25.4 million at December 31, 2013.

Other Fourth Quarter highlights

•
Santa Elena Expansion Project – The 3,000 tonne-per-day (“tpd”) mill and Counter Current Decantation / Merrill Crowe (“CCD/MC processing”) was 90% physically complete by December 31, 2013. The current construction activities are focused on piping and electrical work for all mill components. The mill is scheduled to start up in early Q2 2014, with commissioning following thereafter. Refer to www.silvercrestmines.com for detailed construction photos.

•	Total underground development progressed to 2,265 metres at December 31, 2013: lateral development of 805 metres and main decline ramp to 1,460 metres in length.

•
  A 1,590 metre (22 holes) underground drill program was completed to better define underground resources and verify widths and grades for the first planned production stopes to be mined in 2014. The results of the 22 holes will be part of a resource update scheduled to be completed in H2 2014.

•
La Joya – Completed and filed a Preliminary Economic Assessment (“PEA”) on the first stage of the La Joya development (“Starter Pit”).  The Technical Report (revised) compliant with NI 43-101 was completed by EBA Engineering Consultants, a Tetra Tech Company (EBA), with an effective date of October 21, 2013.

•
 Corporate - Grant of stock options to directors, officers, employees and consultants to purchase an aggregate of 2,735,000 common shares of the Company at an exercise price of $1.68 per share for a term of 5 years.

•	Mexican Tax Reform - In late 2013, a new Income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective
January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of the following:
o
A new 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year;

o	A new environmental duty of 0.5% of gross income arising from the sale of gold and silver;
o	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
o	Elimination of the Business Flat Tax (“IETU”);
o	Elimination of the option for depreciation of capital assets on an accelerated basis;
o
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight‐line basis over 10 years;

o	Reduction of deductibility for various employee fringe benefits; and
o
A 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico‐Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

SilverCrest has taken the position that the new 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. In the fourth quarter, the Company recognized a non‐cash accounting charge to the statement of operations of $5.8 million in respect of this royalty.

SUBSEQUENT EVENTS

•
Corporate – On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. The offering was led by Dundee Securities Ltd. and included National Bank Financial Inc., Raymond James Ltd. and PI Financial Corp. (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering. SilverCrest intends to use the proceeds for working capital and general corporate purposes.

•
On February 24, 2014 SilverCrest began trading on the Toronto Stock Exchange ("TSX") following its graduation from the TSX Venture Exchange (the "TSXV"). The trading symbol for the common shares of SilverCrest remains "SVL". The acceptance for trading of SilverCrest’s common shares on the TSX is another significant milestone in the development of the Company’s corporate growth. Management expects the higher profile afforded by the TSX will give the Company exposure to new segments of the investment community and provide greater liquidity for those investors wishing to trade the shares of SilverCrest.

•
In February 2014, the Company received notice of exercise of the Underground Mine Option from Sandstorm Gold Ltd. (“Sandstorm”) for the Santa Elena Mine.  This Option allows Sandstorm to purchase 20% of the gold produced from underground operations at the Santa Elena. In accordance with the terms of the exercise of the option, Sandstorm made an additional upfront deposit of $10 million to the Company, and will continue to make ongoing per ounce payments of $350 until 50,000 ounces of gold have been delivered to Sandstorm, inclusive of 18,983 ounces already received from open-pit production, at which time the payments will increase to $450 per ounce of gold.

•
In February 2014, SilverCrest drew down $15 million from the $40 million secured corporate credit facility (the “Facility”) with The Bank of Nova Scotia (“Scotiabank”). The proceeds will be used to fund Santa Elena expansion expenditures, working capital requirements and general corporate purposes.

•	Subsequent to December 31, 2013, 955,000 incentive stock options priced between CAD$0.45 and CAD$1.60 per share were exercised for cash proceeds of $500,723.

•
Sonora, Mexico - In January 2014, SilverCrest signed an option agreement (the “Agreement”) with Evrim Resources Corp. (TSX.V:EVM) (“Evrim”) whereby SilverCrest can acquire a 100% interest in Evrim’s Ermitaño Property in the State of Sonora, Mexico. SilverCrest can earn a 100% interest in the Ermitaño Property by paying $75,000 upon signing (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year, and delivering a Production Notice within five years specifying mine and construction plans with accompanying permits. Upon delivery of the production notice, the annual payments will cease and Evrim will retain a 2% Net Smelter Royalty (“NSR”).

The Ermitaño Property consists of two concessions (I and II) totalling 165 square kilometres of contiguous mineral tenure located approximately 145 kilometres from Hermosillo and contiguous with SilverCrest’s Santa Elena Mine Property in Sonora, Mexico. Access to the property is by paved highway and secondary roads. Ermitaño I and II are subject to an underlying third party NSR of 2%. The Ermitaño I and II concessions are located along the same trend of mineralization currently being exploited at the Santa Elena Mine. The concessions host the same early Tertiary andesite and rhyolite volcanic rocks with major structures that host the Santa Elena silver and gold low sulphidation epithermal mineralization. Exploration work will be completed on the property by the Company in 2014 and reported as results are available.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (NYSE MKT: SVLC) (TSX: SVL) (FSE: CW5) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 kilometres (“km”) northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The Santa Elena Mine is currently a high-grade open pit, epithermal silver and gold producer, and is transitioning to a conventional mill and underground operation.

On July 25, 2013, the Company released the Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update NI 43-101 Technical Report, dated April 30, 2013, that involves processing of ore from the remaining reserves in the open pit, new reserves from underground development, and reprocessing of spent ore from the existing heap leach pad in a conventional mill and processing plant. The Technical Report shows ounces sold from Santa Elena increasing to an estimated average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over an 8-year mine life commencing in 2014. The estimated life of mine cash cost is $11 per ounce of silver equivalent (55:1 Ag:Au) (refer to “Santa Elena Expansion Project” section).

The La Joya Property (“La Joya”) is a silver copper gold project, located approximately 75 kilometres southeast of the city of Durango, Mexico, and is comprised of 15 mineral concessions with a total area of approximately 4,647 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 12 contiguous mineral concessions (9 of which are known as the La Joya West concessions, and 3 of which are known as the La Joya East concessions), encompassing a total of approximately 1,642 hectares, at a total cost of $4.18 million ($3.0 million paid) and subject to a 2% NSR on revenues from production of minerals. In March 2014, the Company released the final payment on the La Joya West concessions upon verification of title registration in Mexico. Three remaining contiguous mineral concessions encompass a total of approximately 3,005 hectares, and were staked directly by the Company. On October 21, 2013, the Company announced the positive results of the Preliminary Economic Assessment (“PEA”) it has completed on the first stage of the La Joya development (refer to “Exploration Properties” section).

SilverCrest has successfully transitioned from an exploration/development stage Company to a producer of silver and gold with a strong financial position, operational revenues and comprehensive earnings, and is now classified as a “producing issuer” under NI 43-101, having gross revenue of at least $30 million in its last fiscal year and at least $90 million in aggregate revenues in its last three fiscal years.

OUTLOOK

SilverCrest’s immediate focus is to (i) continue its efficient operation of its flagship Santa Elena low cost open pit silver and gold mine, (ii) complete the Santa Elena Mine expansion with construction of a new conventional 3,000 tpd CCD/MC mill facility and initial underground production in 2014, (iii) expand resources and subsequent reserves at Santa Elena by systematic exploration of the deposit, (iv) evaluate and acquire exploration properties in proximity to Santa Elena, (v) complete evaluation of certain aspects at the La Joya Project to a Pre Feasibility Study level in 2014

The amount and timing of actual capital expenditures is dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. Management may change 2014 capital spending plans approved by the board of directors, depending on commodity markets, corporate financial position, results of studies and other factors.

Santa Elena Targets

•
Achieve estimated 2014 production guidance of 1.3 million – 1.5 million ounces of silver and 34,000 – 36,000 ounces of gold, for an aggregate of 3.3 million – 3.6 million ounces of silver equivalent, Ag:Au 60:1.

•	Achieve estimated cash operating cost of $8.50 - $9.50 per ounce silver equivalent sold, Ag:Au 60:1.

•	Complete construction of new conventional 3,000 tpd CCD/MC mill facility in early Q2 2014 - Budget for 2014 is $14 million.

•	Complete underground decline development of main ramp to enable physical access to ore starting on level 525m - Budget for 2014 for underground development and equipment purchases is $12 million.

Sonora Project Targets

•	Ermitaño Property – initial mapping, sampling and exploration drilling of targets - Budget for 2014 is $550,000

La Joya Project Targets

•
Complete a core drilling program of approximately 20 holes for in-fill drilling of preliminary pit-constrained resources (Preliminary Economic Assessment level) with subsequent metallurgical work. Budget for 2014 is $1 million.

•	Complete staged payments of $1.8 million under the La Joya agreements to acquire 100% of the 12 mineral concessions under option.

•	Complete evaluation of certain technical aspects of the project to Pre Feasibility Study level.

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

•	Production rates, operating costs and efficiencies at Santa Elena.

•	Commodity prices and foreign exchange rates.

•	Adequate financing and investor support.

Production rates, operating costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined, the amount of metals produced, realized prices for silver and gold ounces sold, currency exchange rates, the level of operating costs, and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of exploration projects, current operations and the financial position of the Company.

Adequate financing and investor support

Historically, the major sources of liquidity have been the capital markets and project financing. With proceeds from the sale of silver and gold from the Santa Elena project, the $40 million Facility with Scotiabank, $10 million additional payment from Sandstorm and the March 2014, CAD$23.0 million ($20.8 million) equity financing, SilverCrest expects to meet its Santa Elena Expansion Project financial commitments and pursue other corporate opportunities for growth going forward.

RESULTS OF OPERATIONS

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Revenues
Silver revenue	$4,204,643	$5,496,056	$17,262,278	18,595,436
Gold revenue - cash basis	8,793,655	12,113,893	36,091,784	44,861,498
	12,998,298	17,609,949	53,354,062	63,456,934
Gold revenue - non cash
- adjustment to market spot price (1)	-	-	-	4,448,553
- amortization of deferred revenue	616,973	633,783	2,288,243	2,614,598

- capitalized to Santa Elena Mine EIP (2)	(748,654)	-	(748,654)	-
Revenues reported	12,866,617	18,243,732	54,893,651	70,520,085
Cost of sales	5,185,211	5,156,489	19,895,374	18,307,681
Depletion, depreciation and amortization	1,618,884	1,484,549	6,134,532	5,931,042
Mine operating earnings	6,062,522	11,602,694	28,863,745	46,281,362

General and administrative expenses	(2,885,989)	(2,208,355)	(6,951,892)	(5,670,898)
Share-based compensation	(881,949)	(825,202)	(2,507,893)	(1,477,301)
Foreign exchange gain	793,276	636,733	2,079,678	297,044
Accretion expense	(105,095)	-	(224,000)	-
Loss on derivative instruments (1)	-	1,569,370	-	(3,839,146)
	(3,079,757)	(827,454)	(7,604,107)	(10,690,301)
Operating earnings	2,982,765	10,775,240	21,259,638	35,591,061

Interest income	50,990	127,788	277,014	301,683
Finance costs	(128,165)	-	(189,389)	-

Earnings before taxes	2,905,590	10,903,028	21,347,263	35,892,744

Taxes
Current income tax (expense) recovery	(1,580,000)	3,494,000	(5,450,000)	(4,156,000)
Deferred tax - Mexican mining royalty (3)	(5,758,000)	-	(5,758,000)	-
Deferred tax (recovery) expense	338,000	(781,000)	(1,660,000)	(1,261,000)
Net earnings (loss) (3)	(4,094,410)	13,616,028	8,479,263	30,475,744

Other comprehensive earnings (loss)
Exchange (loss) gain on translation to US Dollars	(444,318)	(300,900)	(1,989,460)	561,523

Comprehensive earnings (loss) for the period	$(4,538,728)	$13,315,128	6,489,803	$31,037,267

Weighted average number of common shares outstanding	108,901,085	100,441,504	108,272,675	91,959,307
Earnings (loss) per common share - basic	$(0.04)	$0.14	0.08	$0.33
Earnings (loss) per common share - diluted	$(0.04)	$0.13	0.08	$0.32

(1) The Macquarie Bank Limited (“MBL”) Hedge Facility was fully repaid in fiscal 2012, resulting in elimination of this non-cash adjustment.
(2) Prior to completing the commissioning of Santa Elena’s underground mine, proceeds from the sale of silver and gold are capitalized to the Santa Elena Mine Expansion in Progress ("EIP").
(3) Net loss in the fourth quarter includes a non-cash charge of $5.8 million to deferred income tax expense in relation to the Mexican Tax Reform enacted in December 2013 (refer to "Other fourth quarter highlights" section)

RESULTS OF OPERATIONS (continued)

Comparison of the three months ended December 31, 2013, to December 31, 2012

During the fourth quarter, the Company recorded a one-time non-cash deferred tax accounting adjustment of $5.8 million as a result of the enactment of the Mexican Tax Reform. The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and exploration and evaluation assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $5.8 million as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the Santa Elena Mine and its related assets are depleted or depreciated.

Net loss was $4,094,410 ($0.04 per share basic) for the fourth quarter compared with net earnings of $13,616,028 ($0.14 per share basic) in 2012. The net loss in the fourth quarter was primarily attributed to lower revenue resulting from significantly lower realized prices and the non‐cash deferred tax accounting adjustment of $5.8 million as a result of the recently enacted Mexican Tax Reform.

Silver and gold revenue totalled $12,866,617, (2012 – $18,243,732) in the fourth quarter. Silver sales were a quarterly record of 208,200 ounces including capitalized underground ounces (2012 – 171,714), 21% higher than the same period in 2012. The foregoing, combined with a 37% lower average realized price at $20 (2012 – $32) per ounce, resulted in 23% less silver revenue. Total gold sales were 8,220 ounces including capitalized underground ounces (2012 – 8,444) or 3% below 2012. The Company sold 6,576 (2012 – 6,755) ounces of gold at an average realized price of $1,250 (2012 – $1,706) per ounce. The foregoing, 27% decline in realized price, combined with a decline in the ounces of gold sold, resulted in 29% less gold revenue. The Company delivered 1,644 gold ounces (2012 – 1,689) under the Sandstorm Purchase Agreement at $350 per ounce.

Cost of sales amounted to $5,185,211 (2012 – $5,156,489). Cash cost per silver equivalent ounce sold amounted to $7.68, Ag:Au 61.6:1 (2012 – $8.05, Ag:Au 55.6:1). The decrease in cash cost per silver equivalent ounce sold is driven generally by lower mining contractor costs related to a reduction in waste removal. As the Santa Elena Open Pit nears the end of its life, the strip ratio dropped to 1.63:1 in the fourth quarter compared to 3.07:1 for the same period in 2012.

General and administrative expenses increased by 37% to $2,885,989 (2012 – $2,208,355) primarily due to an increase in remuneration and other corporate expenses. Remuneration increased by 37% to $1,581,482 (2012 – $1,158,076) with the addition of new corporate personnel in Q1, 2013, and greater bonuses paid in December to management and employees. Tradeshows and travel increased by 184% to $331,601 (2012 – $116,768) due to an increase in trade show attendance and an accelerated investor relations program. Mexico corporate expenses increased by 47% to $259,488 (2012 – $176,440), with additional tax, legal and corporate activity.

Share-based compensation increased to $881,949 (2012 – $825,202) with the vesting of a greater number of stock options. The Company granted 2,735,000 (2012 – $1,760,000) incentive stock options during the fourth quarter with a weighted average fair value per option granted of CAD$0.76 (2012 – CAD$1.35).

Current income tax expense amounted to $1,580,000, compared to a recovery of $3,494,000 in 2012. For fiscal 2012, the $23.2 million Hedging Facility cash settlement was deductible for Mexican income taxes. Deferred tax expense amounted to $5,420,000 (2012 – $781,000), primarily attributed to a non‐cash accounting adjustment in relation to the Mexican Tax Reform. On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014.

Exchange loss on translation to United States dollars amounted to $444,318 (2012 – $300,900) due to the continued weakening in the fourth quarter of the Canadian dollar against the United States dollar. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$1.0285 at September 30, 2013 and US$1.00 = CAD$1.0636 at December 31, 2013.

Comparison of the year ended December 31, 2013, to December 31, 2012

Net earnings were $8,479,263 ($0.08 per share basic) for the year ended December 31, 2013, compared with $30,475,744 ($0.33 per share basic) in 2012. The decrease in net earnings was primarily driven by a decrease in revenue resulting from lower realized prices and lower gold sales combined with higher tax expense recorded compared with 2012 (attributed to the eligible deduction for income tax purposes in 2012 of the Hedging Facility cash settlement and the non‐cash accounting adjustment in 2013 of $5.8 million in relation to the Mexican Tax Reform).

Silver and gold revenue totalled $54,893,651 (2012 – $70,520,085) for fiscal 2013, which includes $53,354,062 (2012 – $63,456,934) received on a cash basis. SilverCrest sold 751,633 ounces of silver including underground capitalized ounces (2012 – 588,312), 28% higher compared to fiscal 2012. The foregoing, combined with a 27% lower average realized price at $23 (2012 – $32) per ounce, resulted in 7% less silver revenue for the year.

RESULTS OF OPERATIONS (continued)

SilverCrest sold 30,487 ounces of gold including underground capitalized ounces (2012 – 34,834), 12% lower than fiscal 2012. From this total, the Company sold 24,389 (2012 – 21,383) ounces of gold at an average realized price of $1,392 (2012 – $1,703) per ounce. The foregoing, 18% decline in realized price resulted in 7% less gold revenue than in 2012. The Company delivered 6,097 gold ounces (2012 – 6,967) to Sandstorm at $350 per ounce, and, as the MBL Hedge Facility was settled in 2012, there were no gold deliveries (2012 – 6,484) at $926.50 per ounce.

Cost of sales amounted to $19,895,374 (2012 – $18,307,681). Cash cost per silver equivalent ounce sold amounted to $7.78, Ag:Au 60.5:1 (2012 - $7.39, (Ag:Au 54.3:1), 2013 corporate market guidance estimate was $8.50 per silver equivalent ounce, (Ag:Au 55:1). (Refer to NON-IFRS Performance Measures section). The increase in 2013 cash cost per silver equivalent ounce sold was driven by higher mining contractor costs, higher processing expenses, and greater general administrative costs from annual salary and benefit increases for mine site personnel.

All-in sustaining cash cost per silver equivalent ounce sold was $13.05, Ag:Au 60.5:1. Company guidance for 2013 was $13.45 per silver equivalent ounce sold.

General and administrative expenses increased by 25% to $6,951,892 (2012 – $5,670,898). The primary drivers for the increase are essentially the same as those explained above in the three month comparison.

Share-based compensation increased to $2,507,893 (2012 – $1,477,301) with the vesting of a greater number of stock options. In fiscal, 2013, the Company granted 3,085,000 (2012 – 1,760,000) incentive stock options with a weighted average fair value per stock option granted of CAD$0.83 (2012 – CAD$1.35).

Current income tax expense amounted to $5,450,000 (2012 – $4,156,000), which relates to the estimate of annual tax payable from Santa Elena operations. The Company has paid a total of $4.7 million related to 2013 income taxes, $3.1 million by offset of Mexican value added taxes receivable, and $1.6 million by offset of 2012 income taxes refund. Deferred tax expense amounted to $7,418,000 (2012 – $1,261,000), primarily attributed to a non‐cash accounting adjustment of $5.8 million in relation to the Mexican Tax Reform and recognizing an income tax deduction on 2013 Santa Elena exploration drilling and related costs, which were capitalized for book purposes.

Exchange loss on translation to United States dollars amounted to $1,989,460 (versus an exchange gain of $561,523 in 2012), due to the significant weakening of the Canadian dollar against the United States dollar during fiscal 2013. The financial results of the Company’s Canadian operations were translated at US$1.00 = CAD$0.9949 at December 31, 2012, and US$1.00 = CAD$1.0636 at December 31, 2013.

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold” “All-in sustaining cash cost per silver equivalent ounce sold”, “Cash flows from operations before changes in working capital items” and “Adjusted earnings per share”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the audited consolidated financial statements to cash cost per silver equivalent ounce sold:

	Three Months Ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Direct production costs	$5,330,998	$5,695,309	$20,636,014	$20,701,763
Capitalized to Santa Elena Mine EIP (1)	(168,995)	-	(168,995)	-
Inventory adjustment	23,209	(538,820)	(571,645)	(2,394,082)
Cost of sales	$5,185,212	$5,156,489	$19,895,374	$18,307,681

Silver ounces sold (1)	194,319	171,714	737,752	588,312
Gold ounces sold (1)	7,811	8,444	30,078	34,834

Ag:Au ratio (2)	61.6:1	55.6:1	60.5:1	54.3:1

AgEq ounces sold (2)	675,597	640,856	2,556,635	2,477,623
Cash cost per AgEq ounce sold	$7.68	$8.05	$7.78	$7.39

(1)
Prior to completing the commissioning of Santa Elena’s underground mine, related expenses from the sale of silver and gold are capitalized to the Santa Elena Mine Expansion in Progress (“EIP”) included in property, plant and equipment. The fourth quarter and fiscal 2013 totals have been reduced by 13,881 ounces of silver and 409 ounces of gold that were capitalized to Santa Elena Mine EIP.

(2)
Silver equivalent ounces (“AgEq”) consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

NON-IFRS PERFORMANCE MEASURES (continued)

The following table provides a reconciliation of cost of sales per the audited consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
Direct production costs	$5,330,998	$5,695,309	$20,636,014	$20,701,763
Capitalized to Santa Elena Mine EIP (1)	(168,995)	-	(168,995)	-
Inventory adjustment	23,209	(538,820)	(571,645)	(2,394,082)
Cost of sales	$5,185,212	$5,156,489	$19,895,374	$18,307,681
General and administrative expenses	2,885,989	2,208,355	6,951,892	5,670,898
Sustaining capital expenditures	104,606	346,678	788,093	1,703,920
Exploration costs (3)	450,810	2,828,752	5,733,115	5,510,526
Total all-in sustaining cash costs	$8,626,617	$10,540,274	$33,368,474	$31,193,025

AgEq ounces sold (2)	675,597	640,866	2,556,635	2,477,623
All-in sustaining cash cost per AgEq ounce sold	$12.77	$16.45	$13.05	$12.59

(3)	Exploration costs include 100% of costs of the Santa Elena Reserve & Resource definition drilling program and PFS study.

The following table provides a reconciliation of cash provided by operating activities per the audited consolidated financial statements to cash flows from operations before working capital items:

	Three months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
Cash provided by operating activities	$6,376,143	$8,929,857	$22,031,551	$29,084,707
Income taxes paid	509,800	80,000	3,090,000	2,826,000
Change in non-cash working capital items	(2,277,516)	1,582,107	969,427	8,169,898
Cash flows before changes in working capital items	$4,608,427	$10,591,964	$26,090,978	$40,080,605
Weighted average number of common shares outstanding	108,901,085	100,441,504	108,272,675	91,959,307
Cash flows per common share	$0.04	$0.11	$0.24	$0.44

The following table provides a reconciliation of net earnings (loss) as reported in the Company’s audited consolidated financial statements to adjusted earnings per share:

	Three months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
Net earnings (loss) reported	$(4,094,410)	$13,616,028	$8,479,263	$30,475,744
Adjustments for non-cash or unusal items
Deferred revenue	(586,293)	(633,783)	(2,257,563)	(2,614,598)
Gold revenue - adjustment to market spot price	-	-	-	(4,448,553)
Deferred income tax expense	5,420,000	781,000	7,418,000	1,261,000
Share-based compensation	881,949	825,202	2,507,893	1,477,301
(Gain) loss on derivative instruments	-	(1,569,370)	-	3,839,146
Adjusted earnings	$1,621,246	$13,019,077	$16,147,593	$29,990,040
Weighted average number of common shares outstanding	108,901,085	100,441,504	108,272,675	91,959,307
Adjusted earnings per common share	$0.01	$0.13	$0.15	$0.33

SELECTED ANNUAL INFORMATION

The following financial data has been prepared under IFRS:

	2013		2012		2011
Revenues		$54,893,651		$70,520,085		$41,870,124
Net earnings (1)		$8,479,263		$30,475,744		$9,456,419
Comprehensive earnings (1)		$6,489,803		$31,037,267		$8,434,029
Earnings per share - Basic (2)		$0.08		$0.33		$0.12
Earnings per share - Fully diluted (2)		$0.08		$0.32		$0.11
Total assets (3)		$143,507,653		$122,071,089		$76,678,537
Non-current liabilities (4)		$17,316,037		$12,113,986		$12,389,281
Cash dividends declared per share (5)	$	Nil	$	Nil	$	Nil

(1)
Net and comprehensive earnings decrease significantly in fiscal 2013, from lower revenue generated and higher taxes (with the non‐cash accounting adjustment of $5.8 million in relation to the Mexican Tax Reform).

(2)	All per share amounts are calculated on a weighted average basis.
(3)
Total assets have increased significantly since 2011 primarily from strong operating cash flows, development costs at the Santa Elena Mine and exploration and evaluation programs carried out at the La Joya and Cruz de Mayo projects.

(4)	Non-current liabilities for fiscal 2011 exclude derivative instruments.
(5)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the short term.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenues	12,866,617	13,669,133	13,028,258	15,329,643	18,243,732	16,694,752	15,982,031	19,599,570
Mine operating earnings	6,181,426	6,884,823	6,276,338	9,521,158	11,602,694	10,988,623	10,065,447	13,624,598
Net earnings (loss) for the period (1)	(4,094,410)	3,705,318	2,866,080	6,002,275	13,616,026	1,263,317	9,525,881	6,070,520
Comprehensive earnings (loss) for the period (1)	(4,538,728)	4,164,565	1,739,890	5,124,076	13,315,128	2,213,155	9,165,644	6,343,340
EPS (LPS)
Basic	(0.04)	0.03	0.03	0.06	0.14	0.01	0.11	0.07
Diluted	(0.04)	0.03	0.03	0.06	0.13	0.01	0.11	0.07
Cash divdends declared per share (2)	-	-	-	-	-	-	-	-
Total assets (3)	143,507,653	139,899,279	134,155,949	130,504,099	122,071,089	101,245,107	92,667,187	90,466,528
Total derivative instruments (4)	-	-	-	-	-	24,824,172	20,328,516	25,418,733
Tax liabilities (5)	10,198,314	3,623,000	2,960,000	1,517,000	1,625,000	5,039,388	2,361,000	5,074,000
Other liabilities	16,175,205	15,543,639	15,188,742	16,556,388	16,541,928	16,330,484	17,315,150	16,693,145

(1)
Net and comprehensive earnings (loss) have fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, current income and deferred tax expense, and foreign exchange gain (loss) on translation to United States dollars.

(2)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the short term.
(3)	Total assets have increased significantly over the last number of quarters, mainly from capital investment at the Santa Elena Mine.
(4)
The derivative instruments (hedging contracts), which were a requirement of a Project Loan with Macquarie Bank Limited (“MBL”), were required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses included in the statement of operations. The Company calculated the fair value using the forward gold price, which continues to fluctuate. In November 2012, SilverCrest settled the remaining 29,000 gold ounces of the Hedge Facility for $23,254,800 in cash.

(5)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense relating to differences between the financial statement carrying amounts and the respective Mexican tax book bases.

CASHFLOWS

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Net earnings (loss)	$(4,094,410)	$13,616,028	$8,479,263	$30,475,744
Items not affecting cash	8,702,837	(3,024,064)	17,611,715	9,604,861
Cash flows from operations before changes in working capital items and income taxes	4,608,427	10,591,964	26,090,978	40,080,605

Working capital items	2,277,516	(1,582,107)	(969,427)	(8,169,898)
Income taxes paid	(509,800)	(80,000)	(3,090,000)	(2,826,000)
Operating Activities	6,376,143	8,929,857	22,031,551	29,084,707

Financing Activities	(12,212)	11,457,968	2,467,519	13,929,715

Investing Activities	(15,881,031)	(30,112,143)	(37,917,949)	(26,581,876)

Impact of exchange rate changes	(145,689)	(15,798)	(292,717)	524,229

Net Increase in cash and cash equivalents	(9,662,789)	(9,740,116)	(13,711,596)	16,956,775
Cash beginning of period	24,098,242	37,887,165	28,147,049	11,190,274
Cash end of period	$14,435,453	$28,147,049	$14,435,453	$28,147,049

Operating Activities

The cash flow generated from operating activities was $6,376,143 for the fourth quarter and $22,031,551 for the year ended December 31, 2013, compared to $8,929,857 and $29,084,707, respectively, for 2012. The decreases for the fourth quarter and fiscal 2013 were primarily due to significantly lower realized metal prices (discussed in the “Results of Operations” section).

Financing Activities

SilverCrest received $58,272 (2012 - $117,033) during the fourth quarter and $2,178,631 (2012 - $258,132) during the year from the exercise of 75,000 (2012 – 76,000) and 1,900,000 (2012 – 176,000) incentive share purchase options, respectively.  SilverCrest received $Nil (2012 – $2,264,400) during the fourth quarter and $805,469 (2012 – $4,595,047) for the year from the exercise of Nil (2012 – 2,500,000) and 510,300 (2012 – 5,052,200) share purchase warrants, respectively.

The Company incurred $70,484 (2012 – $Nil) during the fourth quarter and $514,758 (2012 – $Nil) during the year in finance costs related to the Facility with Scotiabank.

In October 2012, the Company completed a prospectus offering for total gross proceeds of CAD$34,500,863 ($34,521,563). The Company issued a total of 13,529,750 common shares at a price of CAD$2.55 per share. The offering was co-led by Dundee Securities Ltd. and Canaccord Genuity Corp. and included ROTH Capital Partners, LLC (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering. The Company paid a total of $2,190,227 in share issuance costs related to the prospectus offering.

The following table sets out the proposed and actual uses of proceeds from the Company’s October 2012 prospectus offering to December 31, 2013.

Principal Purpose	Amount disclosed in prospectus	Actual expenditure as at December 31, 2013	Remaining to be Spent
Terminate the Company’s Hedging Facility (1)	$23.3 million	$23.3 million	-
General working capital	$ 9.1 million	$ 9.1 million	-
Total	$32.4 million	$32.4 million	-

(1) The Company settled the remaining 29,000 gold ounces under its Hedging Facility in November 2012. All gold and silver productions are currently unencumbered by hedging arrangements.

Investing Activities

SilverCrest spent $16,166,868 (2012 – $8,201,379) during the fourth quarter and $56,492,122 (2012 – $14,940,492) during the year, primarily on Santa Elena expansion costs included within property plant and equipment. During the fourth quarter, the Company capitalized $717,974 (2012 – $Nil) of cash revenue generated from the Santa Elena underground mine being prepared for commercial production.

SilverCrest spent $489,928 (2012 – $2,020,244) during the fourth quarter and $2,473,610 (2012 – $6,587,484) during the year, primarily on exploration and evaluation expenditures at the La Joya and Cruz de Mayo projects.

SilverCrest’s $20,000,000 (2012 - $14,490,000) short term investments matured in June, 2013. The Company received interest income of $57,791 (2012 – $109,480) during the fourth quarter and $329,809 (2012 – $456,100) during the year.

Impact of exchange rate changes

As at December 31, 2013, the Company held $14.4 million (2012 – $48.1 million) in cash and cash equivalents, of which $0.3 million (2012 – $4.7 million) were denominated in Canadian dollars, $13.7 million (2012 – $43.3 million) in United States dollars and $0.4 million (2012 – $0.1 million) in Mexican pesos. During fiscal 2013, the Company’s cash and cash equivalents were negatively impacted by $292,717 (compared to a positive impact of $524,229 in 2012) on translation to United States dollars due to the weakening of the Canadian dollar against the United States dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

LIQUIDITY AND CAPITAL RESOURCES

		2013	2012
Assets
Cash and cash equivalents	(i)	$14,435,453	$28,147,049
Short term investments	(i)	-	20,000,000
Other current assets	(i)	19,992,487	13,063,568
Non-current assets		109,079,713	60,860,472

Total Assets		$143,507,653	$122,071,089

Liabilities
Current liabilities	(ii)	9,057,482	6,052,942
Non-current liabilities		17,316,037	12,113,986

Total Liabilities		$26,373,519	$18,166,928

Working Capital	(i-ii)	$25,370,458	$55,157,675

ASSETS

As at December 31, 2013, SilverCrest held cash and cash equivalents of $14.4 million.  Cash has decreased 70% since the start of the year, primarily from contractual payments relating to the Santa Elena Expansion Project. SilverCrest’s financial position was strengthened during fiscal 2013, by securing a $40 million Facility with Scotiabank, which is fully available for general corporate purposes and to complete the Santa Elena Expansion Project. SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies.

Other current assets relate primarily to inventory on the leach pad at Santa Elena, with a carrying balance of $12.9 million (2012 – $12.2 million) and taxes receivable of $6.4 million (2012 – $6.4 million). During fiscal 2013, 6.0 million (2012 – 4.7 million) contained silver equivalent ounces (Ag:Au 60.5:1) were delivered to the leach pad with 2.66 million (2012 – 2.37 million) silver equivalent ounces extracted. Metals inventory on the leach pad not recovered in the next twelve months will be reprocessed starting in H2, 2014, along with the underground ore through the new processing facility.

Taxes receivable relate to value added taxes paid in Mexico, and due to be refunded or deducted from income taxes payable.  SilverCrest reclassified the asset from non-current to current for fiscal 2013, as management believes the balance is fully recoverable within the next twelve months.

Property, plant and equipment increased to $93.1 million (2012 – $43.4 million) primarily from sustaining capital, in-fill and exploration drilling, and expansion expenditures at Santa Elena net of depreciation and depletion. Exploration and evaluation assets increased to $15.7 million (2012 – $11.1 million) from expenditures incurred at the La Joya ($4.4 million), Cruz de Mayo ($0.1 million) and other ($0.1 million) projects.

LIABILITIES

Accounts payable and accrued liabilities increased to $5.3 million (2012 – $3.6 million), from various construction and operational commitments related to the Santa Elena Expansion Project.

Taxes Payable amounted to $1,155,314 (2012 – $Nil) which consists of $735,000 in 2013 income taxes payable and $420,314 payable for other Mexican taxes. The Company has paid a total of $4.7 million related to 2013 income taxes, $3.1 million by offset of Mexican value added taxes receivable and $1.6 million by offset of 2012 income taxes refund.

Deferred revenue decreased to $6.7 million (2012 – $9.0 million), resulting from the delivery of 6,097 (2012 – 6,967) gold ounces to Sandstorm.

Non-current liabilities increased to $17.3 million (2012 - $12.1 million) primarily due to an increase in deferred tax liabilities attributed to a non‐cash accounting adjustment of $5.8 million in relation to the Mexican Tax Reform.

LIQUIDITY OUTLOOK

At current precious metals prices, SilverCrest is confident that its cash and cash equivalents balance, the cash flow expected to be generated from the operation of the Santa Elena Mine, the $40 million Facility with Scotiabank, $10 million additional payment from Sandstorm and the March 2014, $20.8 million equity financing, will enable the Company to complete the major capital expenditures associated with the Santa Elena Expansion Project, planned exploration and all operating activities of the Company for the next twelve months. The significant capital and exploration expenditures for 2014 include the following;

Santa Elena Mine:

•	Expansion Capital – 3,000 tpd CCD/MC mill facility: $14.0 million.

•	Expansion Capital – Underground mine equipment and development: $12.0 million.

•	Expansion Drilling – $1.5 million.

Exploration Expenditures:

•	Sonora programs	- $1.5 million.

•	La Joya drilling and PFS - $1.0 million.

•	La Joya property acquisition payment: $ 1.8 million.

SANTA ELENA OPEN PIT MINE

Operating Statistics	12 months 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013	12 months 2012
Tonnes ore	1,076,421	248,725	267,565	302,405	257,726	1,092,305
Tonnes waste	2,753,025	405,616	354,052	892,995	1,100,362	4,640,700
Tonnes mined	3,829,446	654,341	621,617	1,195,400	1,358,088	5,733,005
Waste / ore ratio (1)	2.56	1.63	1.32	2.95	4.27	4.25

Tonnes crushed and loaded on pad	1,081,159	263,097	251,374	307,091	259,597	1,157,226
Average ore tonnes crushed per day	2,962	2,860	2,732	3,375	2,884	3,162
Average silver ore grade (gpt) loaded on pad	72.90	81.58	83.21	65.99	62.27	47.95
Average gold ore grade (gpt) loaded on pad	1.61	1.82	1.63	1.48	1.55	1.43

Contained silver ounces delivered to the pad	2,533,883	690,104	672,495	651,572	519,712	1,784,118
Contained gold ounces delivered to the pad	56,093	15,363	13,181	14,612	12,938	53,296

Silver ounces produced	779,026	228,787	202,736	194,022	153,481	579,609
Silver ounces sold	751,633	208,200	204,947	181,398	157,088	588,312

Gold ounces produced	31,099	9,218	7,194	7,463	7,224	33,004
Gold ounces sold	30,487	8,220	7,522	7,375	7,370	34,834
Ounces delivered to spot market	24,389	6,576	6,017	5,900	5,896	27,867
Ounces delivered to Sandstorm	6,097	1,644	1,504	1,475	1,474	6,967

Silver equivalent ounces produced (1)	2,661,979	796,751	642,877	665,684	556,667	2,371,755
Silver equivalent ounces sold (1)	2,595,716	714,678	665,154	647,504	568,380	2,477,623
Ag: Au ratio (1)	60.5:1	61.6:1	61.2:1	63.2:1	55.8:1	54.3:1

(1)
Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

2013 was another successful year, and marked SilverCrest’s second full year in commercial production. Santa Elena surpassed production guidance, which was revised upwards during the year, and produced 2.66 million AgEq(1) ounces in 2013. Moving forward in 2014, SilverCrest will continue to focus on delivering strong operating results and optimizing operating cash flow as it completes the Santa Elena Expansion Project and increases production to approximately 3.3 million to 3.6 million AgEq(1) ounces. Management will continue to focus on improving cash flows by reducing costs and increasing productivity where possible. Refer to “Outlook” section for discussion of 2014 Santa Elena production targets.

SANTA ELENA EXPANSION PROJECT

On May 29, 2013, SilverCrest announced updated Reserve and Resource estimations for the Santa Elena Mine, with details summarized in the table below. The Company was extremely pleased with the significant increase in Reserves, which has clearly defined processing feed for the new 3,000 tpd mill and processing facility. SilverCrest has yet to define the limits of the Main Mineralized Zone, and has only begun to explore the newly discovered high grade El Cholugo, El Cholugo Dos and Tortuga zones.

SANTA ELENA UPDATED RESERVES AND RESOURCES (April 30, 2013)

Classification1	Tonnes	Au gpt	Ag gpt	Au oz	Ag oz
SANTA ELENA UNDERGROUND DILUTED AND RECOVERABLE RESERVES2
PROBABLE	3,920,510	1.57	108.1	198,170	13,624,640
SANTA ELENA OPEN PIT RESERVES3
PROBABLE	1,426,710	1.52	66.8	69,830	3,062,200
SANTA ELENA LEACH PAD RESERVES4
PROBABLE	2,844,530	0.65	33.3	59,420	3,048,200
TOTAL RESERVES	8,191,760	1.24	74.9	327,430	19,735,050
SANTA ELENA UNDERGROUND RESOURCES5
INDICATED	2,142,820	1.69	114.9	116,000	7,919,000
INFERRED	1,489,750	1.50	155.6	72,000	7,453,000

Note: All numbers are rounded. Underground and Leach Pad Reserves and Resources are based on 3 year historic metal price trends of $28/oz silver, $1450/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag, with a metal ratio of Ag:Au at 70:1 used for grade cutoff determination . All Mineral Resources and Reserves conform to NI 43-101, 43-101CP, and CIM definitions for Resources and Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Resources.

1 Open Pit and Leach Pad Probable Reserves were classified by SilverCrest.  Underground Reserves and Resources were classified by EBA, a Tetra Tech Company.
2 Underground Probable Reserve is based on a cutoff grade of 1.47 gpt AuEq with an average 10% dilution and 90% mine recovery.  Average true thickness of the designed stopes is 13.4 metres.
3 Open Pit Reserve is based on a cutoff grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.
4 Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cutoff grade of 0.5 gpt AuEq. No capping was applied.
5 Underground Resources are exclusive of Probable Reserves and based on 1 gpt AuEq grade shell, a cutoff grade of 1.4 gpt AuEq, and applied capping of 12 gpt Au and 600 gpt Ag.

SANTA ELENA PRE-FEASIBILITY STUDY

On July 25, 2013, the Company filed the Santa Elena Expansion Pre-Feasibility Study (“PFS”) and Open Pit Reserve Update NI 43-101 Technical Report, dated April 30, 2013, that included the updated Reserves and Resources noted above, and involves combined processing of ore from the remaining reserves in the open pit, new reserves from underground development, and reprocessing of spent ore from the existing heap leach pad in a new mill and processing plant.

Starting in 2014, upon commissioning of the new mill, the mine life is scheduled for an additional 8 years, at a nominal milling rate of 3,000 tpd. The mine schedule is based on mining long hole stopes (69% by reserve volume) early in the mine life at attractive lower costs, with higher cost cut and fill stopes (31% by reserve volume) being mined towards the end of the mine schedule. The average width of proposed stopes is 13.4 metres, which is advantageous for lower cost bulk mining methods. SilverCrest envisions a blending strategy for sources of ore at variable rates for mill feed to achieve optimum throughput. A summary of the mine and production schedule is presented below with the proposed initial blending strategy. The report projects increases in sold ounces at Santa Elena to an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the additional 8-year mine life. The chedule is optimized for mining method, not grade, which provides an opportunity to potentially increase ounce of production earlier in the mine schedule.

Aspect of operations	2013		2014	2015	2016	2017	2018	2019	2020	2021	Total Life of Mine
Total Tonnes Underground	-		127,707	392,412	535,520	646,088	708,359	684,604	580,407	245,225	3,920,322
Total Tonnes Leach Pad	-		335,426	615,588	472,480	361,912	299,641	323,396	427,593	8,495	2,844,531
Total Tonnes Open Pit	882,040	1	544,867	-	-	-	-	-	-	-	1,426,907
Total Tonnes Processed	882,040		1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	253,720	8,191,760
Total Gold Ounces Sold	-		36,173	39,606	29,361	27,557	27,924	53,357	37,535	11,226	262,739
Total Silver Ounces Sold	-		1,345,248	1,594,643	1,409,639	1,742,741	1,556,867	1,951,279	1,816,118	702,392	12,118,927
1 Included for Reserve declaration purposes only but not included in economic analyses for the Expansion

This plan excludes an estimated 750,000 tonnes of heap leach ore from the open pit which will be placed on the pad in 2013 and accounted for in early 2014 as additional leach pad ore for reprocessing during the mine life.

EXPANSION ECONOMIC ANALYSIS

Pre-Feasibility level economic analyses were completed for both pre-tax and post-tax. For the economic analysis, the long-term consensus metal prices (as of April 30, 2013), and other assumptions, used in the base case were as follows:

1. Price of gold – $1,450/ troy oz.

2. Price of silver - $28 / troy oz.

3. Closure costs of $5 million.

4. The economic analyses considers SilverCrest delivering 31,000 ounces of gold (2014 and beyond) to Sandstorm at a price of $350/oz under the Sandstorm Purchase Agreement executed on May 14, 2009. It does not include the impact of the option held by Sandstorm to participate in the future underground mine production, which would require payment by Sandstorm of 20% of the total capital costs multiplied by the projected gold revenue as a fraction of the projected total revenue of gold plus silver, with a subsequent increase of gold price for 20% of produced gold ounces to $450/oz Au. In February 2014, the Company received notice of exercise of the Underground Mine Option from Sandstorm (Refer to “Subsequent Events” section).

SANTA ELENA EXPANSION PROJECT (continued)

The pre-tax financial model was established on a 100% equity basis. The financial results of the base case are stated as follows;

Aspects of Santa Elena Expansion Financial Analysis (Base Case)
Production
Gold Ounces Sold - post refiner credit	262,739
Silver Ounces Sold - post refiner credit	12,118,927
$(000)
Revenue
Gross Sales	$684,931
Operating Expenses
Total Operating Costs1	$282,223
Freight & Refining	$5,579
Capital Expenses
Total Capital Costs2	$87,813
Pre-Tax Cash Flow
Total Cash Flow3	$302,481
Pre-Tax Financial Results
Pre-Tax NPV, DCF @ 5%4	$243,670
Pre-tax IRR5	88%
Post-Tax Financial Results
Pre-Tax NPV, DCF @ 5%4	$145,566
Post-tax IRR5	60%

1 Operating cost per AgEq oz. sold varies between $9.60 and $12.60 over the life of mine.
2 Excludes sunk costs, up to April 30, 2013, closure costs and working capital.
3 Includes deductions of $5 million for closure costs and $1.8 million for working capital.
4 Includes the 2013 estimated $20 million net cash flow from operations after effective date of April 30, 2013, based on a gold price of $1,250 and a silver price of $19.50.
5 The IRR presented here does not reflect total project economics but reflect incremental project economics as they do not include sunk costs for the Santa Elena expansion prior to April 30 2013.

EXPANSION PRE-FEASIBILTY RECOMMENDATIONS

Further optimization of the mine schedule is warranted to investigate grade optimization versus stoping costs (long hole or cut and fill), to evaluate the potential to expand, to consider accelerating increased underground production with a second ramp from the bottom of the pit, and to evaluate the expansion of milling capacity. These optimizations will be addressed in detail after successfully completing commissioning of the new mill facility in 2014. Mineralization at Santa Elena is open in most directions with excellent potential to further increase resources and reserves for increased production and mine life. Further infill and expansion drilling is recommended.

EXPANSION PROJECT UPDATE

The 3,000 tpd mill and CCD/MC processing plant is scheduled to start up in early Q2 2014, with commissioning expected thereafter. The leach pad will continue to produce silver and gold until the mill is fully operational. Refer to www.silvercrestmines.com for detailed construction photos.  Refer to “Commitments” section for details of construction contracts are in place. All necessary permits have been received or applied for.

As at the date hereof, approximately 2,750 meters of underground lateral development including ramp access, 750 metres of ore development, and 150 metres of raise development had been completed by an independent contractor. Approximately 46,000 tonnes of ore from underground development has been delivered to the leach pad for partial metal recoveries by leaching and will be reprocessed through the mill and CCD/MC processing plant. The Company’s underground production equipment is expected to arrive in May 2014, with test stoping scheduled for H2 2014.

When the new processing plant is fully operational, metal recovery from the leach pad will be discontinued. Based on the current mine schedule, approximately 4 million tonnes (December 31, 2013 – 3.6 million), grading between 0.65 gpt to 0.70 gpt Au and 33 gpt to 36 gpt Ag, of heap leached material will be available for reprocessing through the new CCD processing plant. This ‘spent’ ore, together with underground ore, will be processed at an optimized variable blend during H2, 2014.

On February 17, 2014, SilverCrest announced results of a 1,590 metre (22 holes) underground drill program completed in Q4, 2013. The results of the program are to be used to better define underground resources and verify widths and grades for the first planned production stopes to be mined in 2014. The results of the 22 holes will be part of a resource update scheduled to be completed in H2 2014.

SANTA ELENA EXPANSION PROJECT (continued)

This underground drill program was successful in confirming good continuity of the Main Mineralized Zone (“MMZ”) and high grades for the initial planned production stopes to be mined in 2014. Valuable information was also provided from this program to better define overall reserves and subsequent stope designs. As Santa Elena progresses into an underground operation, further delineation drilling will be completed in 2014 to continue to verify production stope reserves.

The Santa Elena deposit remains open in most directions, with excellent opportunities for increased Resources and conversion to Reserves. Further exploration drilling is anticipated from underground, once further access is established.  Conversion of Resources to Reserves in the recently discovered El Cholugo, Cholugo Dos, and Tortuga zones is anticipated once further underground access is established by 2015.

SilverCrest looks forward to successfully transitioning from the current open pit heap leach operation to underground mining with a 3000 tpd conventional mill by H2 2014 and the expansion of annual metals production to an estimated 1.3 to 1.5 million ounces of silver and   34,000 to 36,000 ounces of gold (3.3 – 3.6 million ounces of silver equivalent (60:1 Ag:Au)).

For further information on Santa Elena Expansion Project, please refer to News Releases dated January 14, 2014, and February 17, 2014, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com. Refer to “Outlook” section for further discussion on Santa Elena Expansion Project.

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The La Joya Property (“La Joya”) is a silver copper gold project, located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine, and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 4,647 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 12 contiguous mineral concessions (9 of which are known as the La Joya West concessions, and 3 of which are known as the La Joya East concessions), encompassing a total of approximately 1,642 hectares, at a total cost of $4.18 million ($3.0 million paid) and subject to a 2% NSR on revenues from production of minerals. In March 2014, the Company released the final payment on the La Joya West concessions upon verification of title registration in Mexico. Three remaining contiguous mineral concessions encompass a total of approximately 3,005 hectares, and were staked directly by the Company.

Current Updated Resource Estimate (NI 43-101 Technical Report, dated March 27, 2013)

There are two styles of mineralization, with the first  comprised of silver, gold and copper (1- Ag Cu Rich Zone), with lesser amounts of tungsten trioxide (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn); while the second style of mineralization consists predominantly of tungsten and molybdenum (2- Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn.

1-	Ag Cu Rich Zone Resource Summary

Category**	AgEq Cutoff Grade (GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEq Ounces*
Inferred***	15	126,700,000	23.5	0.17	0.19	95,900,000	716,200	533,200,000	198,600,000
Inferred	30	71,200,000	34.4	0.22	0.28	78,700,000	524,800	436,800,000	159,800,000
Inferred	60	27,900,000	57.5	0.28	0.48	51,600,000	258,800	288,400,000	100,800,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling, and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt AgEq using the metal price ratios described above.

2-	Contact Zone Resource Summary

Category**	WO3 (%)**** cut-off	Rounded Tonnes	WO3%	Mo%	WO3 lbs	Mo lbs
Inferred***	0.025	97,600,000	0.055	0.012	118,400,000	23,100,000
Inferred	0.050	44,600,000	0.076	0.016	75,100,000	14,100,000
Inferred	0.095	8,600,000	0.111	0.018	20,900,000	3,000,000
**** WO3 is based on a standard calculation of tungsten (W) times 1.26. 100% metallurgical recovery is incorporated until further information is available.

EXPLORATION PROPERTIES (continued)

Much of the Contact Zone resource is considered to be near-surface and potentially amenable to conventional open pit mining. This zone also contains gold, silver, copper and tin (as defined by geochemistry), which may add secondary value as a result of increased metal content.

In October, 2013, SilverCrest announced positive summary results of a completed Preliminary Economic Assessment (“PEA”) for La Joya.  The Technical Report (revised) compliant with NI 43-101 was completed by EBA Engineering Consultants, a Tetra Tech Company (EBA), with an effective date of October 21, 2013 and filed in December 2013.

The PEA focuses on the first stage of La Joya development (“Starter Pit”) as a low strip ratio open pit with an initial 9 year life of mine plan (“LOMP”) using the 60g/t AgEq cut off Inferred Resource for Manto and Structure Zones representing mineralized zones near surface. The PEA conceptual open pit and economic analysis excludes the Contact Zone, Santo Nino and Cerro Coloradito resources, which are included in the table above. The Contact Zone resources, not incorporated in the PEA, contain consistent Tungsten mineralization, which is currently the subject of additional studies aimed at definition of preliminary economic parameters to be integrated in future assessments of  the La Joya Project.

The foregoing approach, with lower initial capital costs (a more attractive alternative in the current market), provides attractive economic returns using conservative metal price estimates. The conceptual open pit operation would be in conjunction with a 5,000 tpd conventional mill and flotation/leaching plant to produce a high grade silver-copper concentrate with gold credits. The Starter Pit will have a conceptual average annual production of 3.9 million silver equivalent (AgEq)* ounces per year and approximately 5 million ounces AgEq* per year for each of the first 4 years of operation. An expansion of the Starter Pit to include additional resources within a larger pit would then be contemplated.

Highlights of the Base Case economic estimates for the Starter Pit are as follows;

•	Base Case metal prices of $22/oz Ag, $3/lb Cu and $1200/oz Au (5 year historical average).
•	Pre-tax NPV5% of $133 million and an Internal Rate of Return (“IRR”) of 30.5%,
•	After-tax NPV5% of $93 million and an IRR of 22%,
•	Payback period of approximately 2 years on initial capital,
•	Pre-production capital costs of $141 million including contingencies of $17 million,
•	Sustaining capital is estimated at $8 million,
•	Cash operating costs for the first three years average $10 per ounce AgEQ* and $13 per ounce AgEQ* for the 9 year Starter Pit,
•	Pre-tax undiscounted operating cash flow before capital expenditures totalling $342.5 million at an average of $38 million per year, with the first four years averaging $60 million per year,
•	A 9 year LOMP with 15.5 million tonnes grading 50g/t Ag, 0.33%Cu and 0.19 g/t Au,
•	Life of mine production of an estimated 34.8 million payable AgEQ*ounces, consisting of 19 million ounces of s ilver,53 thousand ounces of gold, and 93 million pounds of copper in concentrate,
•	Production of an attractive high grade silver-copper concentrate (averaging 35% Cu and 4kg/t Ag) with a gold by-product.

* Silver equivalency for the PEA includes silver, gold and copper, and excludes lead, zinc, molybdenum and tungsten values. The Price Ratio for  Ag:oz Au is (54.4:1), lb Cu:oz Ag is (7.3:1), both based on 5 year historic metal price trends of $22/oz silver, $1200/oz gold, $3/lbs. copper.

PEA opportunities
The positive results of this PEA will enable SilverCrest to plan the next steps, establish achievable milestones and identify additional studies and analyses to optimize the project economics. The Company has engaged extensively with local communities at this early stage of the La Joya project development, emphasizing the importance of building collaborative, long term and sustainable relationships with all stakeholders.

Several opportunities are identified that could significantly enhance the economic return outlined in the PEA, including the following:

•	The current Inferred Resources at La Joya provide opportunity for significant project expansion,
•
Mineralization at La Joya is open in most directions, with excellent potential to further increase resources. Further infill and expansion drilling is recommended to reclassify resources at a Pre-Feasibility Study level,

•	Additional and detailed metallurgical test work will be completed, aiming to optimize the metallurgical flow sheet and potentially improve metal recoveries,
•	Review and optimization of the mining schedule could potentially provide opportunities for reduction in waste and haulage costs, which could decrease capital and operating mining costs,
•
This PEA does not address the potential for recovery of several other identified potential products including tungsten, molybdenum, lead, zinc, and tin which may have significant value. Further work is recommended, and

•	Several other targets have been identified on the 4,647 hectare concessions that remain to be explored for potential new discoveries

For further information, please refer to News Release dated January 13, 2013, March 28, 2013 and October 21, 2013 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com. Refer to “Outlook” section for further discussion on La Joya.

EXPLORATION PROPERTIES (continued)

CRUZ DE MAYO PROJECT – MEXICO
The Cruz de Mayo Project consists of two mineral concessions (known as the Cruz de Mayo 2 concession and the El Gueriguito concession), comprising a total of 452 hectares, located approximately 35 kilometres in a direct line from the Santa Elena Mine and approximately 150 kilometres by paved road.  Pursuant to the Santa Elena Expansion Project, the Cruz de Mayo silver mineralization is intended to be shipped to the Santa Elena proposed processing facility near the end of the Santa Elena mine schedule depending on prevailing metal prices.

SILVER ANGEL PROJECT – MEXICO
The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $Nil, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – EL SALVADOR

The El Zapote Project in El Salvador, which contains an Inferred Resource of approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to $Nil. Under current market conditions and country risk considerations, the Company is reviewing divesting options for this project.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized

b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at December 31, 2013, SilverCrest had 108,918,205 common shares outstanding. In addition, SilverCrest had 8,985,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 117,903,205.

As at the date hereof, SilverCrest had 118,728,205 common shares outstanding. In addition, there were 8,030,000 outstanding share purchase options with exercise prices ranging between CAD$0.45 and CAD$2.60 per share which, if exercised, would result in fully diluted common shares outstanding of 126,758,205. (Refer to “Subsequent Events” section).

More information on these instruments and the terms of their conversion is set out in note 12 of the audited consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2013, the Company had no off balance sheet arrangements.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining.

COMMITMENTS

The following table lists as of December 31, 2013 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease Obligations	$260	$206	$54	$-	$-
Santa Elena Purchase Obligations (1)	5,504	5,504	-	-	-
Asset Retirement Obligations(2)	4,238	-	-	-	4,238
Deferred Revenue(3)	6,662	2,627	4,035	-	-
Credit Facility(4)	-	-	-	-	-
Total	$16,664	$8,337	$4,089	$-	$4,238

1)
In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project. At December 31, 2013, the remaining commitments totaled approximately $5,500,000 which are expected to fall due in 2014. Subsequent to December 31, 2013, the Company entered into additional contractual commitments for 2014 related to the Santa Elena Expansion Project totaling approximately $3,300,000.

2)
Asset retirement obligations relate to the operation of the Santa Elena, Cruz de Mayo and La Joya Projects. The fair value of the estimated future expenditures required to settle the Company’s reclamation and remediation obligations as at December 31, 2013, has been estimated to be $4.2 million, using a long-term inflation rate of 4.0%, a discount rate of 8.0% and remaining projected mine life of 8 years.

3)
Deferred revenue relates to an upfront deposit from Sandstorm for the future delivery of gold ounces at contract prices and to common shares of Sandstorm received by the Company for the guarantee of obligations under a definitive Purchase Agreement dated May 14, 2009 between Sandstorm and a wholly-owned Mexican subsidiary of the Company. Once deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as sales on the basis of the proportion of gold ounces sold to Sandstorm over the estimated life of mine reserves and resources at the Santa Elena Project attributable to Sandstorm. In February 2014, the Company received notice of exercise of the Underground Mine Option from Sandstorm. In consideration of exercise of the option, Sandstorm will make an additional upfront deposit of $10 million to the Company on or before March 17, 2014 (refer to “Subsequent Events” section).

4)	In February 2014, SilverCrest drew down $15 million from the $40 million Facility with Scotiabank (refer to “Subsequent Events” section).

CONTINGENCIES

In December 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to avoid labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company continues to review these amendments, but currently believes it is probable that these amended labour laws will not result in additional profit sharing entitlements for its Mexican employees at December 31, 2013, other than what is presently recorded.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $204,860 (2012 - $164,861) for legal fees, which were included in professional fees, $91,796 (2012 - $Nil) which were included in “Deferred finance costs”, associated with the set-up of the Facility, and $Nil (2012 - $106,482) for share issuance costs to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $29,519 (2012 - $32,357) in share-based payments to this partner.

Key Management Compensation
	2013	2012
Salaries and short-term benefits (1)	$1,482,848	$1,365,881
Directors' fees	139,600	85,352
Share-based payments	1,378,504	977,976
	$3,000,952	$2,429,209

(1)	Total remuneration paid to the President, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $227,046 (2012 – $188,915) for technical and administrative services and recognized $54,809 (2012 – $42,883) in share-based payments to close members of the families of individuals who are part of key management personnel.

The Company shares rent, salaries, and administrative services with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During fiscal 2013, the Company incurred $83,532 (2012 – $98,215) on behalf of Goldsource for these services, of which $23,217 (2012 - $22,858) was outstanding to be received at December 31, 2013.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, short term investments, amounts receivable, taxes receivable, accounts payable, accrued liabilities and taxes payable. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions, and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, short term investments and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

c. Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d.    Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents, short term investments and corporate credit facility. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate, as they are held with large and stable financial institutions. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. At December 31, 2013, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the year.

e.    Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At December 31, 2013, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

CRITICAL JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of our accounting policies (note 2 in the audited consolidated financial statements) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Production Stage of a Mine
The determination of the date on which a mine enters the production stage is a significant judgment since capitalization of certain costs ceases and depletion of capitalized costs commence upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination.

Capitalization of Exploration, Evaluation and Development Costs
Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

CRITICAL JUDGMENTS AND ESTIMATES (continued)

Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. For fiscal 2013, the Company has determined the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Effective January 1, 2014, the functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the Facility (see “Subsequent Events” section).

Key Sources of Estimation Uncertainty
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserves and Resources
Estimates of the quantities of probable reserves, which are used in the calculation of depletion expense, the capitalization of production phase stripping costs, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.  Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion. The Company has updated the quantities of probable reserves used in its depletion calculations, to reflect the updated Technical Report.

Impairment of Non-Current Assets
Non-current assets are tested for impairment if there is an indicator of impairment, annually and at the end of each quarter for our capital projects. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets

Cost of sales and inventory
In determining cost of sales recognized in the Consolidated Statements of Operations and Comprehensive Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable silver and gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventories.

Income Taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our balance sheet could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Provisions for Asset Retirement Obligations
The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board (“IASB”) issued the following pronouncements that are effective for years beginning January 1, 2014, or later and may affect the Company’s future consolidated financial statements:

IFRS 8 – Operating Segments, IFRS 9 – Financial Instruments, IAS 32 – Financial Instruments Presentation, IAS 36 – Impairment of Assets and IFRIC 21 – Levies.

These new and revised accounting standards have not yet been adopted by SilverCrest, and the Company has not yet completed the process of assessing the impact that they will have on its consolidated financial statements, or whether to early adopt these new requirements.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated April 3, 2013.  There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated use of proceeds of the offering, anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

During fiscal 2013, the Company installed SAP ERP software in all of its legal entities, providing enhanced entity by entity detailed reporting and in‐depth analyses. There has been an improvement in the Company’s internal control over financial reporting during the year ended December 31, 2013. None of the changes during the year is reasonably likely to materially negatively affect the Company’s internal control over financial reporting

As at December 31, 2013, management assessed the design and operation of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., President and Chief Operating Officer of SilverCrest Mines Inc. who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).